

August 27, 2020

John M. Butler
President & CEO
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: INSU Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2020**
> **File No. 333-240205**

Dear Mr. Butler:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed August 25, 2020

Exhibit 23.1, page 1

1.   Please have your auditor revise their consent to reference to the date of the audit opinion included in the filing.

        You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Rosenstein